EXHIBIT 99.1

Saunalahti Terminates the MVNO Agreement with TeliaSonera Finland

STOCKHOLM, Sweden, July 1, 2005 (PRIMEZONE) -- Saunalahti yesterday served notice to terminate the mobile virtual network operator (MVNO) agreement with Sonera Mobile Networks Oy, the wholly owned subsidiary of TeliaSonera Finland Oyj.

Saunalahti has terminated the current agreement and paid an early termination fee of approximately SEK 100 million (EUR 11 million) to Sonera Mobile Networks Oy.

Saunalahti will remain as an MVNO in the Sonera Mobile Networks' mobile network for the next three months.

TeliaSonera Finland estimates that the termination of the agreement will have approximately SEK 150 million quarterly effect on its sales.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT:
TeliaSonera's Press Office, +46-(0)8-713 58 30